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MAR 29 2022

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SEC FILE NUMBER
8-67275

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Galileo Global Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Rockefeller Plaza, Suite 1001
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katarina Panoutsopoulos	2123326036	katarina@galileo-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries, LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Katarina Panoutsopoulos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Galileo Global Securities, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: CFO

Notary Public

RODWICK E GEORGE
Notary Public - State of New York
NO. 01GE6245759
Qualified in Queens County
My Commission Expires Aug 1, 2023

03/22/22

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GALILEO GLOBAL SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2021

GALILEO GLOBAL SECURITIES, LLC CONTENTS

	Page
Independent Auditors' Report	2-3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
Supplementary Information	12
Computation of Net Capital Pursuant to Uniform 12 Net Capital Rule 15c3-1	13
Independent Auditors' Exemption Report	14
Exemption Report	15

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Galileo Global Securities, LLC's auditor since 2009.

Denver, Colorado
March 16, 2022

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	98,978
Fees and reimbursements receivable		142,262
Other assets		190,064
Total assets	$	431,304

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	149,552
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		281,752
Total liabilities and member's equity	$	431,304

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 2021

REVENUE:		
Fees and placement income	$	244,858
Other Income		165,920
Reimbursed expenses		27,282
Total revenue		438,060
EXPENSES: (Note 3)		
Commission Expenses		112,831
Dividend Expense		2,768
Marketing Expenses		5,469
Personnel Expense		174,281
Professional fees		12,050
Regulatory expenses		15,342
General and administrative		53,642
Bad Debt Expense		160
Reimbursable Expenses		327
Taxes and other expenses		-
Travel and Entertainment		18,591
Total expenses		395,462
Exchange Gain/Loss		(245)
NET INCOME	$	42,353

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

BALANCE, December 31, 2020	$	239,399
Net income		42,353
BALANCE, December 31, 2021	**$**	**281,752**

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
	Net income	$ 42,353
	Adjustments to reconcile net loss to net cash used in operating activities:	
	Increase in accounts receivable	(16,383)
	Decrease in other assets	(55,708)
	Decrease in deferred revenue	-
	Increase in accounts payable and accrued expenses	27,785
	Decrease in Loan Payable (PPP Forgiven)	(58,300)
	Net cash flows used in operating activities	(60,253)
CASH FLOWS FROM INVESTING ACTIVITIES:		
	Net Unrealized Gain	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
	Member contributions	-
	Preferred Units	-
Capital contributions	Member Reimbursable Expenses	-
	Net cash flows used in financing activities	-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(60,253)
CASH AND CASH EQUIVALENTS, beginning of year		159,231
CASH AND CASH EQUIVALENTS, end of year		$ 98,978
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
	Reimbursable expenses recorded as capital contributions	$ -

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Galileo Global Securities, LLC (the "Company" or "GGS") was organized as a limited liability company under the laws of the State of New York, on November 10, 2005 and is wholly owned by its CEO, Mr. Francois Pages since January 31st, 2013. During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is registered in 17 States (CA, CO, CT, DC, FL, IL, IN, MD, MA, MI, NJ, NY, NC, OH, PA, TX, VA). The Company is a limited purpose broker/dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of Advisory, Mergers & Acquisitions and Private Placements of private equity capital.

Income taxes

The Company files its income tax returns as a single-owner LLC, on the cash basis and is not subject to federal or state income taxes. Therefore, income or losses reflected on the tax returns of GGS pass directly through to its member's individual income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

Revenue recognition

The Company's main source of revenue is advisory fees for independent advice on Mergers & Acquisitions services and Placement of private equity capital.

The Company recognizes revenue in accordance with the core principle of ASU 2014-19 by utilizing the following five steps: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) booking of the retainer fees contractually due by the customers , (iv) determine success fee, if any, in view of the fulfillment of the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied, revenue will be earned once the contingencies have been satisfied.

At December 31, 2021, the Company had account receivables from customers for an aggregate total amount of $142,262.

Cash and cash equivalents

As of December 31, 2021, the Company held all its cash in its banking accounts (JP Morgan checking, First Republic checking) and its Tempus, brokerage account.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Investment

As of December 31, 2021, the Company held three lines of Investment in private equity securities issued by XTI Aircraft Company, Bye Aerospace, Inc. and Roambee Corporation. These shares are valued at market as of the closing of the accounts. These shares are not tradeable in a listed market and have been valued in following the guidelines of the NVCA (National Venture Capital Association). These securities are considered a level 3 securities. These shares were obtained in lieu of cash as retainer fee in a Private Placement assignment with a Customer of the Company. These securities are included in other assets on the Statement of Financial Condition.

Basis of Accounting and Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.
In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available
Observable inputs are those that market participants would be use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable. Either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under Fair Value Measurement:

- There are no assets or liabilities utilizing level 1 inputs.
- There are no assets or liabilities utilizing level 2 inputs.
- Assets utilizing level 3 inputs include $133,425 non-marketable equities received for services rendered by the Company and are included in "Other assets" in the Statement of Financial Condition. The securities are valued based upon recent transaction prices or 409A valuations.

For a more detailed discussion regarding the fair value hierarchy, see Note 1 Significant Accounting Policies.

NOTE 3 - NET CAPITAL REQUIREMENTS AND REGULATORY MATTERS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021 the Company had a net capital of $46,913 and net capital requirement of $9,970. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.188 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities from Galileo Global Advisors, LLC ("GGA") under a service agreement revised on June 1, 2021. Under this agreement the Company is committed to pay GGA $5,506.63 monthly for rent and utilities, while GGA is committed to pay GGS $1,076.71 monthly for accounting services, which results in a net monthly transfer of $4,429.92 from GGS to GGA. The total paid to Galileo Global Advisors, LLC in 2021 was $53,089.44.

There was reimbursable expense to the Member, Mr. Francois Pages in the amount of $20,771.85

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, fees and reimbursements receivable, other assets, deferred revenue, accounts payable and accrued expenses and due to related party are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

GALILEO GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2021

CREDITS:				
	Member's equity		$	281,752
		Total credits		281,752
DEBITS:				
	Non-allowable assets:			
		Fees and reimbursements receivable		44,775
		Other assets		190,064
		Total debits		234,838
NET CAPITAL				46,913
Minimum requirements of 6-2/3% of aggregate indebtedness of $149,552 or $5,000, whichever is greater				9,970
		Excess net capital	$	36,943
AGGREGATE INDEBTEDNESS:				
	Total Liabilities		$	149,552
TOTAL AGGREGATE INDEBTEDNESS			$	149,552
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL				3.19 to 1

NOTE: There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2021.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Galileo Global Securities LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Footnote 74 of SEC Release 34-70073 in which (1) Galileo Global Securities LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions of Footnote 74 throughout the period without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
March 16, 2022

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MAR 2 9 2022

Washington, DC

GALILEO GLOBAL SECURITIES, LLC

EXEMPTION REPORT

To Whom It May Concern,

Galileo Global Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company identified the provisions of footnote 74 under which the Company is not required to claim and exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of footnote 74 for the year 2021, without exception. The Company's management is responsible for compliance with footnote 74 and its statements.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

Katarina Panoutsopoulos, CFO